RECEIVED

2008 JUL -1 A 7:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

08003489

17 June 2008

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed an announcement released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully

John Pickering
Assistant Manager
Company Secretary's Office

PROCESSED
JUL 03 2008
THOMSON REUTERS

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradfordandbingley.co.uk

F0427 (02/2007)

BLOCK LISTING SIX MONTHLY RETURN

RECEIVED
2008 JUL -1 A 7:25
FICE OF INTERNATIONAL
CORPORATE FINANCE

To: The *FSA*

Date: 15 June 2008

Name of *applicant*:		Bradford & Bingley plc		
Name of scheme:		Save As You Earn Scheme		
Period of return:	From:	15 Dec 2007	To:	15 Jun 2008
Balance under scheme from previous return:		1,300,000		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		Nil		
Number of *securities* issued/allotted under scheme during period:		Nil		
Balance under scheme not yet issued/allotted at end of period		1,300,000		
Number and *class* of *securities* originally listed and the date of admission		500,000 25 pence ordinary shares - 9 December 2004 800,000 25 pence ordinary shares - 12 April 2007		
Total number of *securities* in issue at the end of the period		617,674,534		

Name of contact:	John Gornall
Address of contact:	Croft Road, Crossflatts, Bingley BD16 2UA
Telephone number of contact:	01274 806106

SIGNED BY ________________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Bradford & Bingley plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 15 June 2008

Name of *applicant*:		Bradford & Bingley plc		
Name of scheme:		Executive Incentive Plan		
Period of return:	From:	16 Dec 2007	To:	15 Jun 2008
Balance under scheme from previous return:		258,010		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		Nil		
Number of *securities* issued/allotted under scheme during period:		Nil		
Balance under scheme not yet issued/allotted at end of period		258,010		
Number and *class* of *securities* originally listed and the date of admission		600,000 25 pence ordinary shares - 9 December 2004		
Total number of *securities* in issue at the end of the period		617,674,534		

Name of contact:	John Gornall
Address of contact:	Croft Road, Crossflatts, Bingley BD16 2UA
Telephone number of contact:	01274 806106

SIGNED BY ________________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Bradford & Bingley plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Blocklist15Dec07

17 June 2008

Bradford & Bingley plc

Aire Valley Finance (No.2) plc

The latest Quarterly Report for Aire Valley Finance (No.2) plc is now available at www.bbg.co.uk/bbg/ir/dis/securitisation/

During the previous quarter the following movements have occurred:

Portfolio Characteristics	**June 2008**	**March 2008**
Outstanding current balance of mortgages	£286,824,303	£311,691,093
Number of mortgages	3,290	3,556
Average loan balance	£87,181	£87,652
Average LTV	61.11%	61.48%
Arrears:		
1 month +	0.36%	0.17%
3 months +	0.03%	0.06%
12 months +	0.00%	0.00%

END

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

Bradford & Bingley plc

Result of Extraordinary General Meeting

Bradford & Bingley announces that at its scheduled EGM today the Chairman proposed a resolution to adjourn the EGM indefinitely. That resolution was passed on a show of hands. No other business was transacted at the EGM.

End
16 June 2008

se1606081

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA

Bradford & Bingley plc

Posting of Rights Issue and Placing Circular

10 June 2008

Further to Bradford & Bingley's announcement on 2 June 2008 of a Restructured Rights Issue and the investment by TPG, Bradford & Bingley announces that a circular regarding the Rights Issue and the TPG Investment is being posted to shareholders.

The shareholder circular includes a notice convening an extraordinary general meeting of shareholders to be held at Harrogate International Centre, King's Road, Harrogate at 9.00 a.m. on 7 July 2008 for the purposes of seeking the necessary approvals for the Rights Issue, the TPG Investment and related matters. This meeting replaces the extraordinary general meeting due to be held on 16 June 2008 which will be adjourned indefinitely.

A copy of the shareholder circular will shortly be available on Bradford & Bingley's website www.bbg.co.uk. Copies of the shareholder circular have been submitted to the UK Listing Authority and will also be available for inspection shortly at the UK Listing Authority's document viewing facility which is situated at: Financial Services Authority, 25 the North Colonnade, Canary Wharf, London E14 5HS.

Further information

Further information on the Restructured Rights Issue, the TPG Investment and related matters is available on the Group's website www.bbg.co.uk

Enquiries

For further information please contact:

Investor Relations
Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

Media Relations
Simon Moyse, Finsbury
+44 (0) 20 7251 3801
Nickie Aiken, Press Office
+44 (0) 20 7067 5645

regulation, Citigroup Global Markets UK Equity Limited and UBS Limited do not propose to make any public disclosure in relation to such transactions.

A prospectus relating to the proposed issue and admission to the Official List of the UK Listing Authority and to trading on the London Stock Exchange of securities in Bradford & Bingley in connection with the rights issue and the TPG Investment is expected to be published before the EGM, and will be available on the website and from the registered office of Bradford & Bingley. The provisional allotment letters are expected to be despatched around the time of the EGM. The prospectus will give further information on Bradford & Bingley, the TPG Investment and details of the new ordinary shares, the nil paid rights and the fully paid rights to be offered pursuant to the rights issue and the placing.

This announcement is not a prospectus but an advertisement and investors should not subscribe for any nil paid rights, fully paid rights or new shares referred to in this announcement except on the basis of the information contained in the prospectus when published. This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the nil paid rights, the fully paid rights or the new shares being issued in connection with the rights issue, in any jurisdiction in which such offer or solicitation is unlawful.

The distribution of this announcement and/or the prospectus and/or the provisional allotment letters and/or the transfer of nil paid rights, fully paid rights and/or new ordinary shares into jurisdictions other than the United Kingdom may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

In particular, this announcement is not for distribution, directly or indirectly in, or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia), Australia, Canada, Japan or South Africa. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The nil paid rights, the fully paid rights, the new shares and the provisional allotment letters have not been, and will not be, registered under the US Securities Act of 1933, as amended (the "Securities Act"). The securities mentioned herein may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of such securities in the United States.

The nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters have not been approved or disapproved by the US Securities and Exchange Commission, any state's securities commission in the United States or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters or the accuracy or adequacy of this announcement. Any representation to the contrary is an offence. The nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters have not been or will not be registered under the relevant laws of any state, province or territory of Australia, Canada, Japan or South Africa and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within Australia, Canada, Japan or South Africa except pursuant to an applicable exemption.

No representation or warranty, express or implied, is given by or on behalf of the Company, Citigroup Global Markets Limited, Citigroup Global Markets UK Equity Limited or UBS Limited or any of their respective directors, officers, employees, advisers or any of their respective affiliates, or any other person, as to the accuracy, fairness or sufficiency or completeness of the information or opinions or beliefs contained in this announcement (or any part hereof).

Neither the content of the Bradford & Bingley website nor any website accessible by hyperlinks on the Bradford & Bingley website is incorporated in, or forms part of, this announcement.

Certain information, statements, beliefs and opinions in this document are forward looking, which reflect the Company's or, as appropriate, the Company's directors' current expectations and projections about future events. By their nature, forward looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward looking statements. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this document regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. The Company does not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward looking statements, which speak only as of the date of this document. No statements made herein regarding expectations of future profits or targeted levels of dividend cover are profit forecasts, and no statements made herein should be interpreted to mean that the Company's profits or earnings per share for any future period will necessarily match or exceed the historical published profits or earnings per share of the Company or any other level.

END

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

Bradford & Bingley plc

2. Name of shareholder with a major interest

Prudential plc group of companies

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above or in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

JP MORGAN NOMINEES	71,081
MAGIM HSBC GIS NOM(UK) SALI	221,361
PRUCLT HSBC GIS NOM(UK) PAC AC	20,124,483
PRUCLT HSBC GIS NOM(UK) PPL AC	268,084
PRUCLT HSBC GIS NOM(UK)EQBF AC	88,978
PRUCLT HSBC GIS NOM(UK)MNBF AC	118,392
PRUCLT HSBC GIS NOM(UK)PENE AC	486,005

5. Number of shares / amount of stock acquired

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares / amount of stock disposed

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

Ordinary 25p shares

10. Date of transaction

30 May 2008

11. Date listed company informed

3 June 2008

12. Total holding following this notification

21,378,384

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

3.46%

14. Any additional information

The holding of Prudential plc group of companies has fallen below the 5% threshold.

15. Name of contact and telephone number for queries

John Gornall - 01274 806106

16. Name and signature of authorised officer of the listed company responsible for making this notification

John Gornall

Date of notification

4 June 2008

Released: 05/06/2008
com:20080605:RnsE1193W

RNS Number : 1193W

Bradford & Bingley PLC

05 June 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1) Name of issuer
Bradford & Bingley plc

2) The notification relates to a transaction notified in accordance with DR 3.1.4R(1)(a).

3) Name of person discharging managerial responsibility/director.

Rod Kent
Nicholas Cosh
Michael Buckley
Ian Cheshire
Louise Patten
Stephen Webster
Chris Willford

4) State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3) and identify the connected person.

Notification relates to the persons named in 3)

5) Indicate whether the notification is in respect of a holding of the person referred to in 3) or 4) above or in respect of a non -beneficial interest.

Notification relates to the persons named in 3)

6) Description of shares (including class), debentures or derivatives or financial instruments relating to shares.

Ordinary 25p shares

7) Name of registered shareholder(s) and, if more than one holder, the number of shares held by each of them.
N/a

8) State the nature of the transaction.

Purchase of shares

9) Number of shares, debentures or financial instruments relating to shares acquired.

No of shares

Rod Kent 325,000

Nicholas Cosh	40,000
Michael Buckley	34,000
Ian Cheshire	7,050
Louise Patten	40,000
Stephen Webster	7,500
Chris Willford	65,000

10) Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage).
N/a

11) Number of shares, debentures or financial instruments relating to shares disposed.
Nil

12) Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage).
N/a

13) Price per share or value of transaction.

Rod Kent	74.74p
Nicholas Cosh	70.46p
Michael Buckley	72.50p
Ian Cheshire	70.17p
Louise Patten	73.25p
Stephen Webster	71.50p
Chris Willford	70.00p

14) Date and place of transaction.
5June 2008 - London.

15) Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage).
N/a

16) Date issuer informed of transaction.
5 June 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17) Date of grant
N/a

18) Period during which or date on which it can be exercised
N/a

19) Total amount paid (if any) for grant of the option
N/a

20) Description of shares or debentures involved (class and number)
N/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/a

22) Total number of shares or debentures over which options held following this notification
N/a

23) Any additional information

24) Name of contact and telephone number for queries. John Gornall 01274 806106

25) Name and signature of authorised company official responsible for
making this notification John Gornall

Date of Notification............5 June 2008

END

RDSBRGDLDBGGGIU

Bradford & Bingley

REG-Official List Restoration of Bradford & Bin

Released: 02/06/2008
com:20080602:RnsB7127V

RNS Number : 7127V

Official List

02 June 2008

NOTICE OF RESTORATION OF LISTING TO THE OFFICIAL LIST

2/06/2008 8:10am

RESTORATION

Bradford & Bingley plc

The Financial Services Authority ("the FSA") restores the securities set out below to the Official List effective from 2/06/2008 8:10am following the release of an announcement:

Ordinary Shares of 25p each; fully paid (GB0002228152)

If you have any queries relating to the above, please contact the Listing Applications Team at the FSA on 020 7066 8333 Option 3.

This information is provided by RNS

The company news service from the London Stock Exchange

END

RENGRGDLXBGGGID

Bradford & Bingley

REG-Official List Suspension - Bradford & Bingl

Released: 02/06/2008
com:20080602:RnsB7117V

RNS Number : 7117V

Official List

02 June 2008

NOTICE OF TEMPORARY SUSPENSION OF LISTING FROM THE OFFICIAL LIST

2/06/2008 7:52am

TEMPORARY SUSPENSION

Bradford & Bingley plc

The Financial Services Authority ("the FSA") temporarily suspends the securities set out below from the Official List effective from 2/06/2008 7:52am:

Ordinary Shares of 25p each; fully paid (GB0002228152)

If you have any queries relating to the above, please contact the Listing Applications Team at the FSA on 020 7066 8333 Option 3.

This information is provided by RNS

The company news service from the London Stock Exchange

END

SUSIIFIDRFIFIIT

END